

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

Via E-Mail
Mr. Robert R. Harl
Willbros Group, Inc.
President and Chief Executive Officer
4400 Post Oak Parkway, Suite 1000
Houston, TX 77027

      Re: Willbros Group, Inc.
             Form 10-K for the Fiscal Year ended December 31, 2011
             Filed April 9, 2012
             File No. 1-34259

Dear Mr. Harl:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/H. Roger Schwall

      H. Roger Schwall
      Assistant Director